StableX Technologies, Inc.

1185 Avenue of the Americas

New York, New York 10036

February 6, 2026

VIA EDGAR

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Uwem Bassey

Re:

StableX Technologies, Inc.

Registration Statement on Form S-3

Originally filed on June 10, 2025, as amended on January 9, 2026

File No. 333-287925 (as amended, the “Registration Statement”)

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, StableX Technologies, Inc. (the “Company”), hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 4:00 p.m., Eastern Time, on February 6, 2026, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Rick Werner, Esq. at (212) 659-4974.

Very truly yours,

StableX Technologies, Inc.

By:	/s/ Joshua Silverman
Joshua Silverman
Chief Executive Officer

cc:	Rick Werner, Esq., Haynes and Boone, LLP Alla Digilova, Esq., Haynes and Boone, LLP